Exhibit (a)(5)(A)

Linde intends to acquire Lincare Holdings Inc., Clearwater, Florida, for app. USD 4.6 billion

Ad-hoc-announcement according to section 15 WpHG

Munich, 1 July 2012 - Linde has signed a merger agreement with Lincare Holdings Inc., a US-based homecare health company.  Linde intends to acquire all outstanding shares of Lincare Holdings Inc. by submitting a cash offer to the Lincare Holdings Inc. shareholders of USD 41.50 per common share, followed by a merger.  The planned acquisition has a total transaction volume of approximately USD 4.6 billion.  Closing is expected for the third quarter of fiscal year 2012.  Completion of the offer and merger is subject to receipt of regulatory approvals and other customary closing conditions.

The funding of the transaction will be done by an acquisition loan in the total amount of USD 4.5 bn and through available cash.  The acquisition loan will be refinanced by debt and equity issuances.

The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Lincare Holdings Inc. common stock.  At the time the tender offer is commenced, Linde will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”).  Lincare Holdings Inc. shareholders are strongly advised to read the tender offer documents that will be filed with the SEC because they will contain important information that Lincare Holdings Inc. shareholders should consider before tendering their shares.  These documents will be available for free at the SEC’s website (http://www.sec.gov) and by directing a request to Linde AG, Klosterhofstraße 1, 80331 Munich, Germany.

Linde Aktiengesellschaft
Klosterhofstr. 1
80331 Munich
www.linde.com
info@linde.com

ISIN:           DE0006483001

For further information:
Media	Investor Relations
Uwe Wolfinger	Dr. Dominik Heger
Tel: +49.89.35757-1320	Tel: +49.89.35757-1334

Matthias Dachwald	Lisa Tilmann
Tel: +49.89.35757-1333	Tel: 49.89.35757-1328